Exhibit 23.7

JEFFREY T. BARBER

c/o PRA HEALTH SCIENCES, INC.

4130 ParkLake Avenue, Suite 400

Raleigh, NC 27612

September 15, 2014

Timothy McClain

PRA Health Sciences, Inc.

4130 ParkLake Avenue, Suite 400

Raleigh, NC 27612

Dear Mr. McClain:

As we have discussed, I have agreed to serve as a member of the Board of Directors of PRA Health Sciences, Inc., a Delaware corporation (the “Company”). I understand I will be elected as a director of the Company shortly prior to the Company’s initial public offering of its common stock. Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I consent to being named as a future Board member of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company’s initial public offering.

Very truly yours,

/s/ Jeffrey T. Barber

Jeffrey T. Barber